VIA EDGAR

July 28, 2015

U.S. Securities and Exchange Commission
Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re:
BPV Family of Funds (“Trust”) (File Nos. 333-175770 and 811-22588) on behalf of the BPV Large Cap Value Fund (the “Fund”), a series of the Trust

Request for Withdrawal of Post-effective Amendment No. 20 to the Trust’s
Registration Statement

Ladies and Gentlemen:

In accordance with Rule 477 of the Securities Act of 1933, as amended, on behalf of the Trust, we respectfully request the withdrawal of Post-effective Amendment No. 20 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the Securities and Exchange Commission on July 10, 2015 (Accession No. 0001398344-15-004439) in order to establish a new A Share Class of the Fund through a share class merger.  The Amendment is being withdrawn because the Trust has determined to forego the proposed share class merger in favor of a different approach.  No securities were sold in connection with this offering.

If you have any questions or require anything further, please do not hesitate to contact me at jskinner@kilpatricktownsend.com or (336) 607-7512.

Sincerely,

/s/  Jeffrey T. Skinner

Jeffrey T. Skinner

cc:	Michael R. West, President of the Trust